Impac Mortgage Holdings, Inc.

19500 Jamboree Road

Irvine, CA 92612

December 28, 2016

VIA EDGAR

Stacie D. Gorman, Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             Impac Mortgage Holdings, Inc.

Registration Statement on Form S-3

Filed December 20, 2016

File No. 333-215199

Dear Ms. Gorman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), respectfully requests that the effective date for the Company’s Registration Statement on Form S-3, originally filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2016 be accelerated so that it will be declared effective at 4:00 pm Eastern time, on Thursday, December 29, 2016, or as soon thereafter as is practicable.

If you need anything further, please contact Katherine Blair of Manatt, Phelps & Phillips, LLP at 310-312-4252.

Sincerely,

Impac Mortgage Holdings, Inc.

By:	/s/ Ron Morrison
Ron Morrison
Executive VP & General Counsel

cc:	Joseph R. Tomkinson, CEO
Thomas J. Poletti, Manatt, Phelps & Phillips, LLP
Katherine J. Blair, Manatt, Phelps & Phillips, LLP